Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on May 14, 2020

The extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Thursday, May 14, 2020 at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve an amendment to the Company’s compensation policy in connection with the purchase of directors’ and officers’ liability insurance policy;

2.	To re-elect Dr. Gili Hart as an external director of the Company for a three-year term commencing on July 5, 2020 and to approve her compensation terms;

3.	To approve a services agreement with Dr. Roger Pomerantz, the Company’s Chairman of the Company’s board of directors (the “Board of Directors”); and

4.	To approve an extension of the exercise period of 1,020 options exercisable into 1,020 ordinary shares of the Company granted to Yehiel Tal, the Company’s Chief Executive Officer.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share, and holders of American Depositary Shares (“ADSs”), each representing one ordinary share, issued by the Bank of New York Mellon (“BNY Mellon”) by the close of business on April 14, 2020 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than May 14, 2020, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The board of directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Dr. Roger Pomerantz
Chairman of the Board of Directors

April 7, 2020

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, and to holders of American Depository Shares (“ADSs”), each representing one ordinary share issued by the Bank of New York Mellon (“BNY Mellon”), of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company of proxies for use at the extraordinary general meeting of shareholders (the “General Meeting”), to be held on Thursday, May 14, 2020, at 10:00 a.m., Israel time, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve an amendment to the Company’s compensation policy in connection with the purchase of directors’ and officers’ liability insurance policy;

2.	To re-elect Dr. Gili Hart as an external director of the Company for a three-year term commencing on July 5, 2020 and to approve her compensation terms;

3.	To approve a services agreement with Dr. Roger Pomerantz, the Company’s Chairman of the Company’s board of directors (the “Board of Directors”); and

4.	To approve an extension of the exercise period of 1,020 options exercisable into 1,020 ordinary shares of the Company granted to Yehiel Tal, the Company’s Chief Executive Officer.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than April 14, 2020.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on April 14, 2020 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on April 6, 2020, the Company had outstanding 6,463,6951 ordinary shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

1 Excluding 18,409 ordinary shares in treasury.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon as depositary, and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange (the “TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on May 14, 2020, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Voting instructions cards are being distributed to ADS holders on or about April 22, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

 Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares (including ordinary shares represented by ADSs) shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the board of directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1 and 4 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal No. 2 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal, other than a personal interest which is not resulting from the shareholder’s connections with the controlling shareholder of the Company (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal No. 3 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf and whether or not that shareholder has a personal interest (subject to the exception detailed in the majority required for Proposal No. 2, and as defined herein), all with respect to the approval of each of Proposals No. 1, 2 and 4. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf and whether or not that shareholder has a personal interest (subject to the exception detailed in the majority required for Proposal No. 2, and as defined herein) with respect to the approval of each of Proposals No. 1, 2 and 4. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., May 4, 2020).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Proposal No. 1

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY IN CONNECTION WITH THE PURCHASE OF DIRECTORS’ AND OFFICERS’ LIABILITY INSRUANCE POLICY

Following the approval by the Company’s compensation committee (“Compensation Committee”) and Board of Directors, it is proposed to approve an amendment to the Company’s compensation policy increasing the premium that may be paid under any such policy as follows: (i) for a ‘claims made’ policy with a coverage amount of up to U.S. $25 million, the premium of which shall not exceed U.S. $500,000 and the participation fee shall not exceed U.S. $100,000 for a director or officer and U.S. $500,000 for the Company; and (ii) for a ‘run-off’ policy with a coverage amount of up to U.S. $25 million, the premium of which shall not exceed U.S. $1,000,000 and the participation fee shall not exceed U.S. $100,000 for a director or officer and U.S. $500,000 for the Company. A version of the existing compensation policy of the Company marked with the proposed changes detailed above is attached as Exhibit A to this Proxy Statement.

The proposed amendment is required in light of the significant increase in the cost of directors’ and officers’ liability insurance policies, in particular with respect to life science companies whose shares are traded on U.S. trading markets.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the amendment to the Company’s compensation policy in connection with the purchase of directors’ and officers’ liability insurance policy, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 2

RE-ELECTION OF DR. GILI HART AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR A THREE-YEAR TERM COMMENCING ON JULY 5, 2020 AND APPROVAL OF HER COMPENSATION TERMS

It is proposed, following the recommendation of the Company’s nominating committee (the “Nominating Committee”) and the approval by the Compensation Committee and the Board of Directors, to re-elect Dr. Gili Hart as an external director of the Company for a three-year term commencing on July 5, 2020.

The following is a biography of Dr. Gili Hart:

Dr. Gili Hart has served on our board of directors since July 2017. Dr. Hart served as the Chief Executive Officer of OPKO Biologics from 2014 and until 2017. From 2011 to 2014, Dr. Hart served as Vice President of Prolor Biotech Ltd. Dr. Hart serves as a director in Enlivex Therapeutics, and Dr. Hart holds a B.Sc degree in Biological engineering and an M.Sc degree from the Weizmann Institute of Science as well as a Ph.D. from the Weizmann Institute of Science.

Dr. Gili Hart declared that she complies with all requirements under the Companies Law for serving as an external director at the Company. Such declaration is available at the Company’s offices.

The compensation proposed to be paid to Dr. Gili Hart for her service as an external director will remain unchanged. The following is a short summary of her existing compensation: for each financial year, the Company shall pay an annual consideration and a meeting participation consideration (for any meeting of the Board of Directors or any of its Committees) in the fixed amount under the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director) of 2000 (the “Compensation Regulations”), in accordance with the Company’s level of equity, as it shall be from time to time, as detailed in Sections 4 and 5 to the Compensation Regulations. Such fees will be linked to the increases in the Israeli Consumer Price Index, as detailed in the Compensation Regulations. The Company will also reimburse Dr. Hart for expenses incurred by her in connection with her service as an external director of the Company, as detailed in the Compensation Regulations. The compensation will be paid plus value added tax, if applicable.

In addition, Dr. Gili Hart shall benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and will receive a letter of indemnification and exemption, as customary in the Company.

The proposed compensation of Dr. Hart is in accordance with the Company’s compensation policy for directors and officers.

It is noted that prior to the Company’s financing round held during 2019 (the “2019 Financing”), the Company considered itself as a company with no controlling shareholder, and therefore, in November 2018, the Board of Directors decided to adopt an exemption (the “Exemption”) that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder, such as the Company, from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. The Company’s articles of association were amended to reflect such relief on June 6, 2019. Accordingly, the former external directors, Dr. Gili Hart and Dr. Elan Penn, were no longer classified as external directors, but continued to serve on the Board of Directors.

As part of the 2019 Financing, Mr. Sagy increased his holdings in the Company to over 25%, and since then, the Company has considered Mr. Sagy as a controlling shareholder of the Company. Under these circumstances, the Company could no longer benefit from the Exemption and approached the Israeli Ministry of Justice to re-classify Dr. Gili Hart and Dr. Elan Penn as external directors despite changes in their compensation package adopted during the period in which they were not classified as external directors. The Israeli Ministry of Justice notified the Company that under the circumstances there is no prevention from re-classifying Dr. Gili Hart and Dr. Elan Penn as external directors, and accordingly, Dr. Gili Hart and Dr. Elan Penn were re-classified as external directors until the remainder of their term, considering among other things, the short time that lapsed from the date on which the Company adopted the Exemption and the formation of a control interest in the Company as well as the fact that Dr. Gili Hart and Dr. Elan Penn do not have any affiliation with Mr. Sagy.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Dr. Gili Hart as an external director of the Company for a three-year term commencing on July 5, 2020 and her compensation terms, having been recommended by the Nominating Committee and approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be and the same hereby are, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 3

APPROVAL OF A SERVICES AGREEMENT WITH DR. ROGER POMERANTZ, THE CHAIRMAN OF THE BOARD OF DIRECTORS

On February 6, 2020 the Board of Directors appointed Dr. Roger Pomerantz as a member of the Board of Directors and as its new Chairman, effective immediately. Following the approval by the Compensation Committee and the Board of Directors, it is proposed to approve the Company’s entering into a services agreement with Dr. Pomerantz, its new Chairman of the Board of Directors (the “Agreement”).

The following is a short summary of the principal terms of the Agreement:

The Services

Dr. Pomerantz will serve as Chairman of the Board of Directors of both the Company and its wholly owned subsidiary, CollPlant Ltd. In doing so, Dr. Pomerantz will perform all duties and responsibilities consistent with such position (the “Services”). Dr. Pomerantz will devote such time as is reasonably and customarily necessary to perform completely his duties to the Company.

Consideration

In consideration for the Services, the Company will pay Dr. Pomerantz a gross monthly consulting fee of $14,584 plus applicable VAT (the “Consulting Fee”). The Company will also reimburse Dr. Pomerantz, against receipts, for out-of-pocket business expenses, reasonably and necessarily incurred by him relating to the provision of the Services, provided that the Company’s prior approval for such expense has been obtained.

Dr. Pomerantz will also be granted 162,713 options to purchase 162,713 ordinary shares of the Company par value NIS 1.50 each, representing approximately 2.5% of the Company's issued and outstanding share capital and 1.5% of the Company's issued and outstanding share capital on a fully diluted basis2 (the "Options"). The terms of the Options are in accordance with the Company's compensation policy and the Company’s Share Ownership and Option Plan (2010) (as amended) (the "Plan"), as published in the Company’s Form 6-K on April 7, 2020. The exercise price of each Option is $11.06 per ADS. The Options will vest over a 4-year period with a quarter of the Options vesting on the first anniversary of their date of grant, and the remaining Options vesting in equal parts at the end of every quarter thereafter. The vesting of the Options will be fully accelerated upon an M&A transaction as detailed in the Plan. The Options will be exercisable for ten years following their date of grant.

Dr. Pomerantz will also be entitled to an indemnification and exemption letter for his Services as customary in the Company and will be covered in the Company’s directors’ and officers’ liability insurance policies.

It is noted that to date, Dr. Pomerantz receives a cash compensation only equal to the amounts paid to the other directors of the Company.

2 Taking into account all securities which are exercisable or convertible into the Company’s ordinary shares.

Contractual Relationship and Indemnification

The relationship between the Company and Dr. Pomerantz will be of an independent contactor. Dr. Pomerantz has undertaken to indemnify and hold harmless the Company, its officers, agents, employees, representatives, successors and assignees for any claim, liability, loss and expense, including reasonable attorney fees, arising from any demand or claim due to taxes, payment or withholding, wages, premiums, contributions social security payments, pension payments, employee benefits, health insurance and any other such payments resulting from any payment made by the Company to Dr. Pomerantz under the Agreement, or otherwise in connection herewith.

Without derogating from the above, in the event that Dr. Pomerantz or anyone on his behalf, will claim, or a court of competent jurisdiction will determine, the existence of employer-employee relationship between Dr. Pomerantz and the Company, the parties agreed that the following provisions would apply: (i) Dr. Pomerantz’s monthly salary for such claimed or determined period of employer-employee relationship would be equal to 60% (sixty percent) of the sum of the Consulting Fee and expenses reimbursement due to Dr. Pomerantz as consideration for the Services (for this purpose, the “Monthly Salary”); and (ii) the Monthly Salary would be deemed to constitute all of the Company’s liabilities and obligations towards Dr. Pomerantz, of any source or origin, with respect to and in connection with said employer-employee relationship.

Preservation of IP Rights; Non-Competition; Confidentiality; Non-Solicitation Undertakings

Dr. Pomerantz agreed to the following undertakings: (i) all work product and intellectual property rights and information related to the Company shall be the sole and exclusive property of the Company; (ii) confidentiality with respect to information related to the Company’s business; (iii) non-competition for a period of six months following the termination of the Agreement; and, (iv) no enticement or solicitation of any person who is a client or employee to engage with him in any business, without the express written permission of the Company.

Term and Termination

Subject to the approval of the compensation terms by the Company’s shareholders, the Agreement will come into effect retroactively as of February 6, 2020. The Company and Dr. Pomerantz may terminate the agreement upon a 30-days written notice. The Company may further terminate the Agreement by a written notice to Dr. Pomerantz with an immediate effect upon termination for Cause. “Cause” shall mean: (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) embezzlement of funds of the Company or its affiliates; (iii) any breach of Dr. Pomerantz’s fiduciary duties or material breach of duties of care to the Company; (iv) any conduct (other than conduct in good faith) reasonably determined by the board of directors to be materially detrimental to the Company; or (v) material breach of any provision of the Agreement by Dr. Pomerantz.

Reasoning of the Compensation Committee and Board of Directors for the approval of the engagement of Dr. Pomerantz

The Compensation Committee and Board of Directors approved the Company’s entering into the Agreement with Dr. Pomerantz while noting the following: (a) Dr. Pomerantz experience, knowledge and skills; (b) the role Dr. Pomerantz is expected to perform in the Company and the time estimated for the grant of his services under the Chairman Services Agreement; (c) that the equity grant is intended to align the interests of Dr. Pomerantz's with those of the Company’s shareholders and create a link between Dr. Pomerantz's compensation and the performance of the Company’s ADSs; and (d) as no specific percentage of position was determined with Dr. Pomerantz (as opposed to the Company's compensation policy that provides a certain cap on the compensation of a chairperson subject to a specific percentage of position), it was acknowledged that the compensation package of Dr. Pomerantz may deviate from the Company's existing compensation policy. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the engagement with Dr. Pomerantz and the compensation thereunder are fair and reasonable and to the benefit of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s entry into a services agreement with its Chairman of the Board of Directors, Dr. Roger Pomerantz, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 4

APPROVAL OF AN EXTENSION OF THE EXERCISE PERIOD OF 1,020 OPTIONS EXERCISABLE INTO 1,020 ORDINARY SHARES OF THE COMPANY GRANTED TO YEHIEL TAL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve an extension of the exercise period of 1,020 options exercisable into 1,020 ordinary shares of the Company, representing approximately 0.016% of the Company's issued and outstanding share capital and 0.010% of the Company's issued and outstanding share capital on a fully diluted basis3, granted to the Company's Chief Executive Officer, Yehiel Tal, until May 3, 2023.

The above options were granted to Mr. Tal on May 29, 2013 with an original exercise period of seven years, until May 3, 2020. The proposed extension of the exercise period is similar to the extension approved for all additional employees of the Company, who were granted options under the same grant.

Reasoning of the Compensation Committee and Board of Directors for the extension of exercise period of 1,020 options exercisable into 1,020 ordinary shares of the Company granted to the Company's Chief Executive Officer

The Compensation Committee and Board of Directors approved the proposed extension of exercise period while noting the following: (a) Mr. Tal’s service as Chief Executive Officer and his experience, knowledge and skills; (b) the overall compensation package of Mr. Tal; (c) the approval of such an extension to all other employees who received options under the same grant; and (d) such extension is in line with the Company’s compensation policy and the Plan. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed extension of exercise period is fair and reasonable and to the benefit of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the extension of the exercise period of 1,020 options exercisable into 1,020 ordinary shares of the Company granted to Yehiel Tal, the Company’s Chief Executive Officer, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS AND ADS HOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 7, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 7, 2020, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

3 Taking into account all securities which are exercisable or convertible into the Company’s ordinary shares.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Dr. Roger Pomerantz
Chairman of the Board of Directors

April 7, 2020

Exhibit A

COMPENSATION POLICY

COLLPLANT HOLDINGS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on June 6~~____________~~, 2019 and amended on May __, 2020)

A.	Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of CollPlant Holdings Ltd. (“CollPlant” or the “Company”), in accordance with the requirements of the Companies Law of 1999 (the “Companies Law”).

Compensation is a key component of CollPlant’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance CollPlant’s value and otherwise assist CollPlant to reach its business and financial long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to CollPlant’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, CollPlant’s directors; and “Directors” shall mean the CollPlant’s directors, as shall be from time to time, including the Chairperson of the Board (the “Chairperson”), unless otherwise expressly indicated herein.

This Compensation Policy shall serve as CollPlant’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of CollPlant (the “Compensation Committee” and “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

CollPlant’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for CollPlant’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing CollPlant’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of its Directors and Executive Officers with those of CollPlant’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers with a structured compensation package, putting the emphasis on a proper balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of CollPlant’s shareholders;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

●	Base salary;

●	Benefits;

●	Cash bonuses;

●	Equity based compensation; and

●	Retirement and termination of service arrangements.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet CollPlant’s short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as well as the Chairperson) shall not exceed 75% of the total compensation package of such Executive Officer on an annual basis. The Compensation Committee and Board believe that such rate expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, CollPlant’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers and the average and median employer cost associated with the engagement of the other employees of CollPlant (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in CollPlant.

B.	Base Salary and Benefits

6.	Base Salary

6.1.	The base salary varies between Executive Officers (among themselves) and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

●	Chairperson – up to $6,000 for a 20% position.

●	Chief Executive Officer (“CEO”) – up to ILS 80,000 for a full time position.

●	Deputy CEO - up to ILS 65,000 for a full time position.

●	Executive Officer who is not a Director, a CEO or a Deputy CEO – up to ILS 60,000 for a full time position.

Such amounts may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

●	Vacation days in accordance with market practice and applicable law, including redemption thereof;

●	Sick days in accordance with market practice and applicable law;

●	Convalescence pay according to applicable law;

●	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to CollPlant’s practice and common market practice;

●	Contribution by CollPlant on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice; and

●	Contribution by CollPlant on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice.

7.2.	CollPlant may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.	CollPlant may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitation, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, CollPlant may grant to a newly recruited Executive Officer a signing bonus. The signing bonus shall not exceed two (2) months of the base salary of such Executive Officer.

C.	Cash Bonuses

9.	Annual Bonuses

9.1.	The Compensation Committee and Board may decide to grant annual bonuses to the Executive Officers.

9.2.	The annual bonus to the CEO will be based mainly (at least 75%) on measurable criteria, as detailed below, and, with respect to its less significant part (up to 25%) shall be determined at the Compensation Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law and provided that the annual bonus does not exceed the ceiling specified in section 9.4 below. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising funds, debt, etc., objectives relating to the Company’s business operations and the Company’s operations as a company traded on NASDAQ, and objectives relating to the realization of the Company’s assets.

9.3.	The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Executive Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion, provided that they do not exceed the ceiling specified in section 9.4 below.

9.4.	The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed eight (8) months of base salary to the CEO, six (6) months of base salary to the Deputy CEO and four (4) months of base salary to any other Executive Officer (excluding the CEO and the Deputy CEO).

9.5.	The Board, following the recommendation of the Compensation Committee, shall be entitled to decrease the annual bonus to be paid to the Executive Officers based on measurable criteria (if such criteria were determined) by 20% taking into account the Company’s liquidity and overall financial condition.

10.	Special Bonuses

10.1.	In addition to the annual bonus, the CEO will be entitled to a special bonus, as follows:

10.1.1.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $50 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $5 million in cash - the CEO will be entitled to a bonus of up to ten (10) months of base salary;

10.1.2.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $100 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $10 million in cash, the CEO will be entitled to a bonus of up to 3% of such down-payment.

10.1.3.	If CollPlant engages in a transaction in which it sells one or more of its business activities (such as, medical aesthetics, wound care or orthopedics’ businesses), the CEO will be entitled to a bonus of up to 1% of the immediate proceeds (by cash, securities or otherwise) from the transaction received on the day of closing.

10.2.	CollPlant may also grant its Executive Officers (other than the CEO) a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed eight (8) months of base salary for any fiscal year for the Deputy CEO and three (3) months of base salary for other Executive Officers (excluding the CEO and Deputy CEO).

11.	Payment Provisions

11.1.	Should the employment or service of any Executive Officer terminate by the Company prior to the end of a fiscal year, CollPlant may pay the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company;

11.2.	The actual payment of bonuses to any Executive Officer shall be subject to CollPlant having sufficient cash to maintain its business for at least 6 months from the date of such actual payment. If there is no sufficient cash at the date of the actual payment, then the actual payment will be deferred until such time as when the cash will be sufficient.

12.	Compensation Recovery (“Clawback”)

12.1.	In the event of an accounting restatement, CollPlant shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by CollPlant prior to the third anniversary of fiscal year end of the restated financial statements.

12.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

●	The financial restatement is required due to changes in the applicable financial reporting standards; or

●	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

●	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer.

12.3.	Nothing in this Section 12 limits CollPlant’s obligation to comply with any “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity-Based Compensation

13.	General and Objectives

13.1.	The Compensation Committee and Board may grant from time to time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Directors, subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.	The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers’ and Directors’ interests with the long term interests of CollPlant and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.	The equity based compensation offered by CollPlant is intended to be in a form of share options, restricted shares and/or other equity based awards, such as RSUs, in accordance with the Company’s incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The annual fair market value of the equity-based compensation for each Executive Officer shall not exceed the annual gross base salary of such Executive Officer and for each Director shall not exceed USD $25,000, and for the Chairperson shall not exceed USD $300,000. For that purpose, the annual fair market value shall be determined according to acceptable valuation practices at the time of grant divided equally among the number of vesting years.

15.	Additional Terms

15.1.	Subject to any applicable law, CollPlant may determine, at the Compensation Committee’s and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.	All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least four years.

15.3.	The vesting of Options may be accelerated upon change of control or creation of control (see also section 21 below), upon an M&A transaction and in addition, for the Chairperson only, also upon the raise by the Company of at least $10 million by way of public offerings and/or private placements of equity securities by one transaction or more, including the part of funds that will be received against an issuance of equity securities that might take place as part of a commercial transaction.

15.4.	All other terms of the equity awards shall be in accordance with CollPlant’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s or Director’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

15.5.	The Compensation Committee and Board may change, at its discretion, any term of awards already granted should such awards be “out of the money” (“repricing”), subject to any additional approval as may required by the Companies Law and applicable securities laws, provided that the new exercise price shall be determined based on the average of the closing price of the Company’s shares during 30-day preceding the Board’s decision on the repricing.

E.	Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.	CollPlant may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, restricted shares or RSUs.

16.2.	CollPlant may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Additional Retirement and Termination Benefits

CollPlant may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F.	Exemption, Indemnification and Insurance

18.	Exemption

CollPlant may exempt in advance and retroactively its Directors and Executive Officers from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by applicable law and subject to the provisions of the Company’s articles of association.

19.	Indemnification

CollPlant may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and CollPlant, all subject to applicable law and the Company’s articles of association.

20.	Insurance

20.1.	CollPlant will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its Directors and Executive Officers as follows:

●	The limit of liability of the insurer shall not exceed the greater of $25 million per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

●	The annual premium to be paid by the CollPlant shall not exceed $~~250~~500,000;

●	The participation fee for any Director or Executive Officer shall not exceed $~~50~~100,000 and for the Company shall not exceed $~~2~~500,000.

●	The purchase of each Insurance Policy shall be approved by the Compensation Committee (and, if required by law applicable, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.2.	Upon circumstances to be approved by the Compensation Committee (and, if required by applicable law, by the Board), CollPlant shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurer, as follows:

●	The limit of liability of the insurer shall not exceed the greater of $25 million per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

●	The annual premium shall not exceed $~~250~~1,000,000;

●	The participation fee for any Director or Executive Officer shall not exceed $~~50~~100,000 and for the Company shall not exceed $~~2~~500,000; and

●	The purchase of such Insurance Policy shall be approved by the Compensation Committee (and, if required by applicable law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	CollPlant may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

●	The additional premium for such extension of liability coverage shall not exceed $100,000; and

●	The purchase of such Insurance Policy shall be approved by the Compensation Committee (and if required by applicable law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change/Creation of Control

21.	The following benefits may be granted to the Directors and/or Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” or creation of control following which the employment or service of the Executive Officer or the Director is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding equity based compensation.

21.2.	Extension of the exercise period of equity based compensation for a period of up to 2 years following the date of termination of employment or service.

21.3.	For Executive Officers only - a cash bonus not to exceed, together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and twelve (12) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H.	Board of Directors Compensation

22.	All the Directors, excluding the Chairperson, shall be entitled to equal annual and per-meeting compensation.

23.	The compensation of the Directors (including external Directors, to the extent applicable, and independent Directors, but excluding the Chairperson) shall not exceed the maximum amounts, in accordance with the Company’s equity level, provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

24.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

25.	CollPlant’s external Directors, to the extent applicable, and independent Directors may be entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. CollPlant’s Directors, excluding external Directors, to the extent applicable, and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Directors in connection with work-related expenses.

26.	The Company is allowed to retain the professional services of any Director, subject to any approval that may be required by the Companies Law.

I.	Miscellaneous

27.	This Policy is designed solely for the benefit of CollPlant. Nothing in this Compensation Policy shall be deemed to grant any of CollPlant’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment or service by the Company. Such rights and privileges shall be governed by the respective personal employment agreements or service agreements.

28.	This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

29.	This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

30.	In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with CollPlant’s compensation to its Executive Officers and Directors, CollPlant may elect to act pursuant to such relief without regard to any contradiction with this Policy.

31.	The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

32.	The Compensation Policy shall apply to special bonuses approved to any Executive Officers for special efforts made during 2018.

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